Exhibit 99.1

DoubleDown Interactive Announces

Upcoming Conference Participation

SEATTLE, WASHINGTON – January 3, 2023 — DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading gaming company, delivering unique player experiences across a variety of genres, today announced its participation in the 25th Annual Needham Growth Conference. The 25th Annual Needham Growth Conference is being held on January 10 through January 12, 2023 at The Lotte New York Palace in New York City. Management of the Company will be hosting one-on-one meetings with investors in person during the entire conference. The Company is scheduled to present on January 10, 2023 at 4:30 p.m. Eastern time. Those interested in attending the presentation may join here and a replay will be available in the Investor Relations section of the Company’s website.

About DoubleDown Interactive

DoubleDown Interactive, Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. Our flagship title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Cody Slach or Jeff Grampp, CFA

Gateway Group

1-949-574-3860

DDI@gatewayir.com